Huntington Funding, LLC
Huntington Center
41 South High Street
Columbus, Ohio 43287

September 18, 2012

BY EDGAR TRANSMISSION

Kathy Hsu, Chief
Office of Structured Finance
U.S.  Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Michelle Stasny

Re:	Huntington Funding, LLC (the “Registrant”)
Registration Statement No. 333-183479

Dear Ms. Hsu and Ms. Stasny:

The Registrant filed with the U.S. Securities and Exchange Commission (the “Commission”) via the EDGAR system Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement (the “Registration Statement”) on September 10, 2012 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on September 17, 2012.

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of the Registrant, hereby requests that the effective date of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, September 20, 2012, at 4:00 pm (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

Huntington Funding, LLC

By:	/s/ Scott J. McKim
Name:	Scott J. McKim
Title:	Vice President and Chief Financial Officer

cc:	Anthony R. G. Nolan
K&L Gates LLP